

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2025

Ibrahima Tall
Chief Executive Officer
Namib Minerals
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

Tulani Sikwila
Chief Financial Officer
Greenstone Corporation
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

> **Re: Namib Minerals**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed February 4, 2025**
> **File No. 333-283650**

Dear Ibrahima Tall and Tulani Sikwila:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-4

Greenstone Corporation Financial Statements
3.3 Property, plant and equipment, net, page F-108

1. We have reviewed your response to comment 9. Please provide the following information to support your analysis and conclusions:
   • Clarify the quality of the inferred resource estimates by detailing the proximity of

inferred resources to related upgraded categories of measured and indicated resources.

- Identify when the inferred resources that are included in your life of mine plan are expected to be extracted. If over multiple years, provide the amounts expected to be extracted over each year.

- Provide your historical rates of converting inferred resources to indicated resources for the past five years and demonstrate your history of economic recovery of inferred resources during the same period. Specifically, explain how you established a basis of adequate geological evidence in order to include the inferred resource estimates within certain mining blocks identified in the table of 9.d) that appear have lower conversion percentages.

- Compare the amount of inferred resources planned to be mined to the amount of inferred resources that you actually mined for the past five years, to the extent available.

- Explain in further detail the estimation methodologies employed and geologic data considered in determining inferred resources with reasonable certainty to include them in your resource and reserve base. Please include details such as drill hole spacing and differences in confidence levels between the inferred versus indicated categories.

- Clarify the apparent inconsistency between the vertical spacing for inferred resources in the technical report of 25m – 75m to the average distance extrapolated of 114m noted in your response. Explain the basis for using 114 m for extrapolation, considering this inconsistency.

Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610 for engineering related questions. Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Barbara Jones